
Mail Stop 3720

November 10, 2008

Mr. Ralph G. Gronefeld, Jr.
President, Chief Executive Officer and Director
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

> **RE:** **Res-Care, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 000-20372**

Dear Mr. Gronefeld:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Committees of the Board of Directors, page 7-8

1. With respect to the engagement of the outside human resources consulting firm, please provide in future filings the full disclosure set forth in paragraph (e)(3)(iii) of Item 407 of

Regulation S-K. This includes the identity of the consulting firm and a discussion of the material elements of the instructions or directions the committee gave to the compensation consultant with respect to the performance of its duties under the engagement.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief